HireQuest Inc
The Right People at the Right Time

June 16, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: HireQuest, Inc.
Registration Statement on Form S-1/A
Filed June 12, 2020
File No. 333-238987

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 PM on June 18, 2020, or as soon thereafter as is practicable.

Very truly yours,

HireQuest, Inc.

By:
Name: Richard F. Hermanns
Title: President, Chief Executive Officer, Chairman

111 Springhall Drive • Goose Creek, SC 29445
Office: 843-723-7400 • Toll Free: 800-835-6755 • Fax: 843-577-5742